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March 12, 2014

Via EDGAR

Ms. Cecilia Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546
U.S.A.

Re: Toyota Motor Corporation
Form 20-F for the fiscal year ended March 31, 2013 filed June 24, 2013
File No. 001-14948

Dear Ms. Blye:

Reference is made to your comment letter dated January 31, 2014 to our client, Toyota Motor Corporation, and my letter dated February 26, 2014 with regard thereto.  We are contacting you on behalf of our client to respectfully request that an extension to submit the company’s response to the Staff be granted through March 28, 2014 in order that the company may complete collecting and process the information necessary for its response to your letter.

Best regards,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc:           Max Webb (Securities and Exchange Commission)